

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Anoop Bhatia
Chief Executive Officer
Nowigence, Inc.
101 S. Tyron Street
27th Floor
Charlotte, NC 28280

      Re: Nowigence, Inc.
          Post-Effective Amendment No. 5 to Form 1-A
          Filed December 7, 2020
          File No. 024-10957

Dear Mr. Bhatia:

     We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form 1-A

Cover Page

1.   We note your CEO, Mr. Bhatia, controls 93.68% of the voting power before the offering. Please revise the amount of aggregate voting power your officers and and directors will own if all 12,500,000 shares of Class A common shares are sold.

Offering Circular Summary
Business Sector, page 10

2.   Please disclose the basis for the statement that you believe that you are close to receiving an order from one of the most reputed national boards of Secondary School Education in India.

<u>Risk Factors</u>
<u>Because the Offering Price of our Common Stock, page 27</u>

3.   Please restate the offering price per share to accurately reflect the price for this offering.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David L. Evans